E.E. POWELL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: E.E.Powell & Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Northpointe Circle, Suite 304
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lee D. Moffatt	724-776-7600	LMoffat@eepowell.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lally & Co., LLC.
(Name – if individual, state last, first, and middle name)

5700 Corportae Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

5/19/2009	3578
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Moffatt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of E.E. Powell & Company Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Kelly L. Daye, Notary Public
Butler County
My commission expires July 24, 2026
Commission number 1006274
Member, Pennsylvania Association of Notaries

Signature: Lee D. Moffatt

Title: President

Kelly L. Daye
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

E.E. POWELL & COMPANY, INC.
FINANCIAL STATEMENT
DECEMBER 31, 2024

CONTENTS



Lally&Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
E.E. Powell & Company, Inc.
Seven Fields, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **E.E. Powell & Company, Inc.** ("Company") as of December 31, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Lally & Co., LLC

Pittsburgh, Pennsylvania
March 10, 2025

E. E. POWELL & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS

Cash	$ 101,022
Deposit with Clearing Organization	104,260
Receivable from Clearing Organization	88,813
Securities at market Value	360,931
Trail Receivables	12,000
Prepaid Expenses and Other Assets	38,994
Deferred Tax Assets, Net of Reserve of $11,473	-
Right-of-Use Asset	137,958
Furniture & Equipment, Net of Accumulated Depreciation of $59,711	2,322

TOTAL ASSETS $ 846,300

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued Payroll and Related Liabilities	$ 227,673
Accounts Payable and Accrued Liabilities	75,640
Accrued Income Tax	4,232
Accrued Retirement	-
Lease Liability	137,958

TOTAL LIABILITIES $ 445,503

STOCKHOLDERS' EQUITY

Common stock (No par value, 100,000 shares authorized, issued, and outstanding)	$ 353,882
Retained earnings	46,915

TOTAL STOCKHOLDERS' EQUITY 400,797

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 846,300

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION

E.E. Powell & Company, Inc. ("Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as an introducing broker-dealer in Pittsburgh, Pennsylvania. The Company is registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC"). The Company is also a Registered Investment Advisor registered with the state of Pennsylvania.

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc., and NASDAQ, on a fully disclosed basis. Pershing, and not the Company, carries securities accounts for and performs custodial functions relating to the Company's customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition of the Company is presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of investment to be cash equivalents. Cash equivalents as of December 31, 2024, include money market funds totaling $360,931 reported within Receivable from Clearing Organization and a treasury bill totaling $99,753 reported within Pershing Clearing Deposit.

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

Substantially all revenue is generated through commissions and net trading gains earned for executing trades for clients along with management fees. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Trading gains and mutual funds direct sales are recognized when the underlying securities are sold to the customers. Management fees are billed in advance by the Company at the beginning of each quarter in accordance with the agreement signed with the customers. Interest and dividends are recorded on an accrual basis. See Note 4 – Revenue from Contracts with Customers.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Clearing Organization

Receivable from the clearing organization represents unsecured deposits held by the Company's clearing broker. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with the Financial Accounting Standards Board ("FASB") ASC 326-20 *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the report based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimates of expected credit losses as an allowance for credit losses. For the year ending December 31, 2024, there were no expected credit losses recorded.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the assets or lease term, if shorter, generally ranging from three (3) to seven (7) years.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2024.

The Company is subject to federal income tax and state income taxes in Pennsylvania and South Carolina. The Company's Federal and state tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. The federal tax returns for the years ended December 31, 2021, 2022, and 2023 remain subject to examination by the Internal Revenue Service ("IRS"). The tax returns for the years ended December 31, 2021, 2022, and 2023 for Pennsylvania and South Carolina also remain subject to examination.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Right-of-Use Assets and Lease Liability

The Company has entered into lease agreements for certain facilities, which provide the right to use the underlying asset and require lease payments over the terms of the lease. At inception of the lease agreement, the Company assesses whether the agreement conveys the right to control the use of an identified asset for a period in exchange for consideration, in which case it is classified as a lease. Each lease is further analyzed to check whether it meets the classification criteria of a finance or operating lease. All identified leases are recorded on the balance sheet with a corresponding lease right-of-use asset, net, representing the right to use the underlying asset for the lease terms and the operating lease liabilities representing the obligation to make lease payments arising from the lease. The Company has no short-term leases (leases with a term of 12 months or less).

Lease right-of-use assets, net and lease liabilities, are recognized at the commencement date of the lease based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The present value of lease payments is determined primarily by using the incremental borrowing rate based on the information available as of the lease commencement date.

Lease expense for operating leases is recorded on a straight-line basis over the lease term, and variable lease costs are recorded as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Finance lease interest expense is recognized based on an effective interest method, and depreciation of assets is recorded on a straight-line basis over the shorter of the lease term and useful life of the asset. Both operating and finance lease right-of-use assets are reviewed for impairment, consistent with other long-lived assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. After a right-of-use asset is impaired, any remaining balance of the asset is amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful life.

Recently Implemented Accounting Pronouncements

In 2024, the Company implemented FASB ASC 280 – *Segment Reporting* as amended by FASB ASU 2023.07- *Segment Reporting: Improvements to Reportable Segment Disclosures*. The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including mutual fund trades and selling annuities, see note 6. The Company has identified its President as the decision maker, who uses net income to evaluate the results of the business and to manage the Company. In addition, net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such a whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the President manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3 - INCOME TAXES

The Company files a federal income tax return, and a state corporate income tax return is filed in Pennsylvania and South Carolina. There are currently no pending U.S. federal or state income tax examinations.

Federal and state income taxes are calculated on pre-tax earnings adjusted for non-deductible expenses and book versus tax depreciation and other differences.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Differences are primarily attributable to depreciation and amortization of assets along with net operating losses. The Company uses accounting methods that recognize tax depreciation sooner than it is recognized for financial statement reporting. As a result, the net value of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. This liability has been offset by a deferred tax asset consisting of net operating loss carryforwards. As of December 31, 2024, the Company had approximately $9,883 in net federal deferred tax assets, and $1,590 in net state deferred tax assets. Management has recorded a valuation allowance of approximately $11,473 to offset this potential tax benefit.

Net operating loss carryforwards can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. As of December 31, 2024, the Company has Federal and Pennsylvania state income tax net operating loss ("NOL") carryforwards of approximately $10 that have no expiration date and $125,000 that expire on December 31, 2040.

4 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time, is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The Company's most significant revenue categories are as follows:

Equity & ETF Commissions - The Company earns commission revenue for executing trades for clients in individual equities and exchange traded funds (ETF). Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

4 - REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Management Fees - The Company provides ongoing non-discretionary management services on a quarterly basis. The Company believes the performance obligation for providing management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided over the quarter by the Company. Fees are based on a percentage applied to the customer's assets under management at the beginning of each quarter and billed in advance for the quarter. Fees are recognized as revenue over the quarter as they relate specifically to the services provided in that period. Upon terminating management services, clients are refunded a pro rata portion of unearned management calculated daily along with their assets.

Fixed Income Net Trading Gains – The Company primarily participates in riskless fixed income transactions in which the Company, after executing a solicited client order, buys or sells fixed income securities as principal, and at the same time buys or sells the securities with a markup or markdown to satisfy the order. Principal transactions are recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Investment Company Sales Charges & Fees- The Company earns concession revenue for executing trades for clients in mutual fund products along with fees for serving the accounts. Concession revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the customer. Fees are earned on client assets held at mutual fund companies for servicing the client accounts and paid on a monthly or quarterly basis.

Money fund Remuneration - The company earns fees from client cash and money market balances that are held in the client's investment accounts.

Annuity, Commissions, and Fees - The Company earns commission revenue as an agent for executing annuity and insurance contracts, and periodic fees for servicing the client. Commission revenue associated with these contracts is recognized at a point in time when the purchase, sale, or subsequent renewal annuity or insurance policy is accepted, and commission or fee is paid by the insurance company. The performance obligation is satisfied on the date when the insurance company accepts the annuity or insurance contract, the pricing is agreed upon, and the risks and rewards of contract ownership have been transferred to/from the customer.

5 - LINE OF CREDIT

The Company has a line of credit with a bank available for borrowings up to $100,000 at the "Dollar Bank Prime" rate plus 0.5%, (8% at December 31, 2024). The line of credit has a maturity date of March 9, 2030, and is secured by all assets of the Company. The line of credit is subject to periodic review by the lender. No amounts were outstanding on the line of credit at December 31, 2024. No interest was paid on the line of credit during the year ended December 31, 2024.

6 - DISCLOSURE OF OPERATING LEASE INFORMATION

The Company leases its facilities under a long-term operating lease agreement. The lease expires during July 2027 and provides for renewal options. The Company evaluates the renewal terms based on their operating requirements. Generally, the Company does not consider any additional renewal periods to be reasonably certain to be exercised.

The following in an approximate maturity analysis due under operating lease liabilities as of December 31, 2024:

Year Ending December 31,	
2025	$ 57,260
2026	57,260
2027	33,402
	147,922
Less Effects of Discounting	(9,964)
Lease Liability Recognized	$ 137,958

Other Information

As of December 31, 2024, the weighted-average remaining lease term for all operating leases is 2.58 years.

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The weighted-average discount rate associated with operating leases as of December 31, 2024, is 5.3%.

7 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against them that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had net capital of $340,262 at December 31, 2024, which was $90,262 in excess of its required net capital of $250,000. The Company's net capital ratio was .90 to 1 at December 31, 2024.

9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts.

In connection with these activities, the Company executes, (through its clearing broker), customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain the margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions when necessary.

The Company's principal (proprietary) securities transactions are recorded on a trade date basis. All unsettle trades were closed subsequent to December 31, 2024, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

10 - RETIREMENT PLAN

The Company sponsors a Simple Individual Retirement Account plan for all eligible employees. Company contributions were $21,709 for the year ended December 31, 2024. This is classified in the Statement of Operations. This plan was terminated effective December 31, 2024 The Company implemented a 401k Profit Sharing Plan for all eligible employees effective January 1, 2025. The Company made no contributions for the year ended December 31, 2024. The new plan provides employees with making traditional or Roth elective deferral contributions and receiving 3% safe harbor and a discretionary non-elective company contribution up to government limits. Eligible employees commence participation on January 1 or July 1 coincident with or after attaining 21 years of age and 1 year of service or if already employed on January 1, 2025. Participants are fully (100%) vested in their elective deferrals and their rollover, safe harbor, and non-elective accounts. Participants are eligible for in-service distributions upon attaining normal retirement age of 65 in addition to hardship distributions.

11 - EXEMPTIVE PROVISIONS OF RULE 15C3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers, on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

12 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2024, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued.